

SEC 05044867 ISSION



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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 11979

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/04 (MM/DD/YY) AND ENDING 09/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: S.C. Parker & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5892 Main Street
(No. and Street)

Williamsville	NY	14221
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Courtney, Fink & Forbes, LLP
(Name – *if individual, state last, first, middle name*)

533 Cottage Grove Road	Bloomfield	CT	06002
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JAN 03 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

12/29/05

OATH OR AFFIRMATION

I, Richard M. Hilliker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of S.C. Parker & Co., Inc., as of September 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

President
Signature

Title

Notary Public

MAGDALENA V. BOESZE
NOTARY PUBLIC, State of New York
Qualified in Erie County
My Commission Expires April 25, 2006

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n). A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

S.C. PARKER & CO., INC.

TABLE OF CONTENTS

FACING PAGE

INDEPENDENT AUDITOR'S REPORT

FINANCIAL STATEMENTS:	EXHIBIT
STATEMENT OF FINANCIAL CONDITION	A
STATEMENT OF INCOME (LOSS)	B
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY	C
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	D
STATEMENT OF CASH FLOWS	E

NOTES TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' STATEMENT ON COMPUTATION OF NET CAPITAL

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934:	SCHEDULE
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION	1

C O U R T N E Y , F I N K & F O R B E S , L L P

CERTIFIED PUBLIC ACCOUNTANTS

James F. Courtney, C.P.A.
Russell H. Fink, C.P.A.
Christopher J. Forbes, C.P.A.
David R. Lefkowitz, C.P.A.

533 Cottage Grove Road
Bloomfield, CT 06002
(860) 242-9400
FAX (860) 242-2644

The Board of Directors
S.C. Parker & Co., Inc.
Williamsville, New York

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of S.C. Parker & Co., Inc., as of September 30, 2005, and the related statements of income (loss), changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of S.C. Parker & Co., Inc., at September 30, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Courtney, Fink & Forbes, LLP

October 14, 2005

EXHIBIT A

S.C. PARKER & CO., INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2005

ASSETS

Cash and Cash Equivalents		$ 182,689
Cash on Hand		600
Receivable from Clearing Organizations		100,000
Receivables from Non-Customers		62,220
Securities Owned:		
Marketable, at Market Value		1,755,414
Not Readily Marketable, at Estimated Fair Value		27,700
Property, Furniture and Equipment, at Cost, Less Accumulated Depreciation and Amortization of $183,315		78,727
Other Assets		12,504
TOTAL ASSETS		$2,219,854

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Payable to Clearing Organizations		$ 126,652
Payables to Non-Customers		104,420
Accrued Taxes, Expenses and Other Liabilities		43,233
Deferred Income Taxes		90,324
Total Liabilities		364,629
Stockholders' Equity:		
Common Stock:		
Management, par value 10 cents per share	$ 720	
Common, par value 10 cents per share	20,545	21,265
Retained Earnings		2,118,320
Less: Treasury Stock, at Cost		(284,360)
Total Stockholders' Equity		1,855,225
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$2,219,854

The accompanying Notes are an integral part of these Financial Statements.

S.C. PARKER & CO., INC.
STATEMENT OF INCOME (LOSS)
YEAR ENDED SEPTEMBER 30, 2005

EXHIBIT B

Revenues:	
Commissions	$ 218,389
Gains on Trading Accounts	221,375
Gains on Investment Accounts	119,084
Revenue from Sale of Investment Company Shares	159,382
Investment Advisory Fees	108,716
Other Revenue	277,019
	1,103,965
Expenses:	
Officers Compensation and Benefits	287,454
Employee Compensation and Benefits	421,811
Interest Expense	13,740
Regulatory Fees and Expenses	12,836
Other Expenses	408,786
	1,144,627
Net Loss Before Federal Income Taxes	(40,662)
Provision for Federal Income Taxes (Benefit)	(19,492)
NET LOSS	$ (21,170)
LOSS PER COMMON SHARE	$ (.12)

The accompanying Notes are an integral part of these Financial Statements.

EXHIBIT C

S.C. PARKER & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED SEPTEMBER 30, 2005

	Prior 3% Preferred		Preferred		Management		Common		Retained	Treasury Stock-Common		Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Earnings	Shares	Amount	Stockholder's Equity
Balance October 1, 2004	1,333	$10,197	3,079	$ 3,079	7,200	$720	206,032	$20,603	$2,171,810	37,656	$(284,360)	$1,922,049
Net Loss	-	-	-	-	-	-	-	-	(21,170)	-	-	(21,170)
Purchase and Retirement of Prior 3% Preferred Shares	(1,333)	(10,197)	-	-	-	-	-	-	-	-	-	(10,197)
Purchase and Retirement of Preferred Shares	-	-	(3,079)	(3,079)	-	-	-	-	(27,711)	-	-	(30,790)
Purchase and Retirement of Common Shares	-	-	-	-	-	-	(579)	(58)	(4,609)	-	-	(4,667)
BALANCE SEPTEMBER 30, 2005	-	$ -	-	$ -	7,200	$720	205,453	$20,545	$2,118,320	37,656	$(284,360)	$1,855,225

The accompanying Notes are an integral part of these Financial Statements.

EXHIBIT D

S.C. PARKER & CO., INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED SEPTEMBER 30, 2005

Subordinated Borrowings October 1, 2004	$ -
Subordinated Borrowings September 30, 2005	$ -

The accompanying Notes are an integral part of these Financial Statements.

S.C. PARKER & CO., INC.
STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2005

EXHIBIT E

Cash Flows from Operating Activities:		
Net Loss - Exhibit B	$ (21,170)	
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities:		
Depreciation and Amortization	16,049	
Deferred Income Taxes (Benefit)	(19,492)	
Decrease (Increase) in Operating Assets:		
Receivables from Clearing Organizations	326,344	
Prepaid Expenses	2,346	
Securities	(236,304)	
Refundable Income Taxes	200	
Increase (Decrease) in Operating Liabilities:		
Payable to Clearing Organizations	126,652	
Payable to Non-Customers	(27,663)	
Accrued Taxes, Expenses and Other Liabilities	5,094	
Net Cash Provided by Operating Activities		$172,056
Cash Flows from Investing Activities:		
Net Loans to Employees	(45,884)	
Acquisition of Equipment	(10,180)	
Refund of Deposits	350	
Net Cash Used by Investing Activities		(55,714)
Cash Flows from Financing Activities:		
Purchase and Retirement of Capital Stock:		
Prior 3% Preferred	(10,197)	
Preferred	(30,790)	
Common	(4,667)	
Dividends Paid	(530)	
Net Cash Used by Financing Activities		(46,184)
Net Increase in Cash and Cash Equivalents		70,158
Cash and Cash Equivalents - Beginning of Year		112,531
CASH AND CASH EQUIVALENTS - END OF YEAR		$182,689

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest	$ 12,309
Income Taxes	1,381

The accompanying Notes are an integral part of these Financial Statements.

(1) Summary of Significant Accounting Policies

(a) Nature of Operations

S.C. Parker & Co., Inc. is a full service broker and dealer in securities registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company has engaged an outside clearing house to act as their clearing firm for executing and clearing trades. As a result, the Company does not carry customer accounts on its books.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all investments purchased with a maturity of three months or less to be cash equivalents.

(d) Property, Furniture and Equipment

Depreciation of property, furniture and equipment is provided for on the straight-line basis over the estimated useful lives of the respective assets ranging from five to twenty-eight years. Amortization of leasehold improvements is provided for on a straight-line basis over 39 years.

(e) Compensated Absences

Employees of the Company are entitled to paid vacation depending on length of service and other factors. At September 30, 2005 the value of accumulated vacation leave cannot be reasonably estimated and is not included in these financial statements.

(f) Deferred Income Taxes

Deferred income taxes are reported using the liability method. Deferred tax assets are recognized for deductible temporary differences and both operating and capital loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

(g) Advertising

The Company expenses advertising costs as they are incurred. Advertising expense was $18,943 for the year ended September 30, 2005.

(2) Receivables from Non-Customers

Receivables from non-customers consists of the following:

Various employee loan and advances.	$ 61,920
Other miscellaneous receivables.	300
Total	$ 62,220

(3) Securities Owned - Marketable

Securities owned - marketable, consists of trading and investment securities and are stated at market value of $1,755,414. At September 30, 2005, aggregate cost of these securities totaled $910,395.

(4) Securities Owned-Not Readily Marketable

Securities owned-not readily marketable are stated at market value of $27,700 and consist of common stock of an affiliated company comprising less than 5% of the outstanding stock of the affiliated company and common stock and other investments that are restricted or otherwise not readily marketable. At September 30, 2005, aggregate cost of these securities totaled $47,675.

(5) Property, Furniture and Equipment

A breakdown of property, furniture and equipment is as follows:

Property, Furniture and Equipment (at cost)	$262,042
Accumulated Depreciation	183,315
	$ 78,727

(6) Payable to Clearing Organizations

The Company has a margin account agreement with Pershing & Company, Jersey City, New Jersey. Interest on amounts borrowed under this agreement is payable monthly at a variable rate. This account is secured by the Company's investment securities held by them having a fair market value as of September 30, 2005 of $1,453,394. No amounts were outstanding at September 30, 2005.

At September 30, 2005, amounts payable to clearing organizations totaled $126,652 and were collateralized by Trading Securities held by them having a fair market value as of September 30, 2005 of $312,920.

S.C. PARKER & CO., INC.
NOTES TO FINANCIAL STATEMENTS

(7) Income Taxes

Income tax expense (benefit) consists of the following components:

Current Tax Expense (Benefit):	
Federal	$ -
State	1,581
Deferred Tax Expense (Benefit)	(19,492)
Income Taxes (Benefit)	$ (17,911)

A reconciliation of the difference between the expected income tax expense computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table:

Expected income tax expense (benefit) at U.S. Statutory tax rate	$ (13,825)
The effect of:	
Nondeductible expenses	4,694
Increase due to state taxes, net of federal income tax effects	1,043
Tax-exempt income	(10,606)
Other	783
Income Tax Expense (Benefit)	$ (17,911)

As of September 30, 2005, the Company has a $545,793 unused net operating loss available to offset future years' taxable income, expiring September 30, 2025 and a $25,692 unused capital loss available to offset future years capital gains, expiring September 30, 2010.

Deferred tax liabilities (assets) as of September 30, 2005, consists of the following:

Deferred Tax Liabilities	$ 284,624
Deferred Tax Assets	(194,300)
Net Deferred Tax Liability	$ 90,324

The deferred tax liability is principally applicable to the unrealized appreciation of securities. The deferred tax asset is attributable to the Company's net operating loss and capital loss carryforwards.

(8) Capital Stock

Capital stock is comprised of the following:

	Par	Shares Authorized	Shares Issued	Shares Outstanding
Management	$ .10	9,000	7,200	7,200
Common	.10	1,000,000	205,453	167,797

Common shares are entitled to one voting right per share. Management voting rights are determined based on the aggregate voting rights of the common shares. At September 30, 2005, management shares are entitled to 23 voting rights per share (based on the outstanding number of common shares).

On October 15, 2004, the Company called and retired all of its outstanding Prior 3% Preferred and Preferred stock. The 1,133 outstanding shares of Prior 3% Preferred stock were called at $9.00 per share (par value) and the 3,079 outstanding shares of Preferred stock were called at $10.00 per share. The cost in excess of par value ($1.00 per share) paid for the Preferred stock was adjusted against Retained Earnings. The total cost of retiring this stock was $40,987,

During the year ended September 30, 2005, the Company purchased and retired 579 shares of its common stock.

(9) Treasury Stock

Treasury stock is stated at cost and as of September 30, 2005, consists of 37,656 shares of common stock.

(10) Loss Per Common Share

Loss per common share was computed by dividing the net loss by the weighted average number of management and common shares outstanding during the year. The weighted average number of shares outstanding was 175,044 for the year ending September 30, 2005.

(11) Retirement Plan

The Company has a Simplified Employee Pension Plan under Internal Revenue Code Section 401(k). All employees with service over one year are eligible to participate in the plan. The Company pays an amount equal to the employee's contribution to the plan, up to 3% of the employee's salary. The expense of the Company including administrative costs was $14,134 for the year ended September 30, 2005.

(12) Leases

The Company leases two sales offices, a storage facility and office equipment under operating leases expiring in various years through 2009. The Company leases one of its sales offices from an officer of the Company under terms of a five year lease that expires December 31, 2007. Terms include monthly rent payable to the officer of $2,875, plus operating costs (utilities) and taxes.

Minimum future rental payments under noncancellable operating leases having remaining terms in excess of one year as of September 30, 2005, for each of the remaining years and in the aggregate are as follows:

Year Ended September 30,	
2006	$ 47,112
2007	39,237
2008	10,737
2009	1,232
Total Minimum Future Rental Payments	$ 98,318

(13) Concentrations of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash, receivables from clearing organizations, and securities-investment and trading. The Company places its cash and temporary cash investments with high quality institutions. At times, such balances may be in excess of the federal depository insurance limits.

The Company maintains a money fund and securities account with a brokerage firm. The brokerage firm provides unlimited account protection to the securities and cash awaiting reinvestment held by them. Of this total, the Securities Investor Protection Corporation provides $500,000 of coverage, including $100,000 for claims for cash awaiting reinvestment. The remaining coverage is provided by the brokerage firm through a commercial insurer.

Securities-Investments and Trading consists of common stock of public entities, corporate and municipal bonds and other readily marketable securities. These securities are subject to risks of the market as a whole and the industries in which the issuing entity operates.

(14) Contingencies

The Company is a defendant in a lawsuit related to its securities business. Management of the Company, after consultation with outside legal counsel, believes that the resolution of this lawsuit will not result in any material adverse effect on the Company's financial position.

(15) Subordinate Accounts

There were no subordinate accounts at either the beginning or the end of the year.

COURTNEY, FINK & FORBES, LLP
CERTIFIED PUBLIC ACCOUNTANTS

James F. Courtney, C.P.A.
Russell H. Fink, C.P.A.
Christopher J. Forbes, C.P.A.
David R. Lefkowitz, C.P.A.

533 Cottage Grove Road
Bloomfield, CT 06002
(860) 242-9400
FAX (860) 242-2644

The Board of Directors
S.C. Parker & Co., Inc.
Williamsville, New York

INDEPENDENT AUDITORS' STATEMENT ON COMPUTATION OF NET CAPITAL

There are no material differences between the net capital computation included in Schedule 1 and the net capital computation in the FOCUS IIA as of September 30, 2005.

Courtney, Fink & Forbes, LLP

October 14, 2005

COURTNEY, FINK & FORBES, LLP

CERTIFIED PUBLIC ACCOUNTANTS

James F. Courtney, C.P.A.
Russell H. Fink, C.P.A.
Christopher J. Forbes, C.P.A.
David R. Lefkowitz, C.P.A.

533 Cottage Grove Road
Bloomfield, CT 06002
(860) 242-9400
FAX (860) 242-2644

The Board of Directors
S.C. Parker & Co., Inc.
Williamsville, New York

INDEPENDENT AUDITORS' REPORT ON
INTERNAL ACCOUNTING CONTROL

In planning and performing our audit of the financial statements of S.C. Parker & Co., Inc. for the year ended September 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15C3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System or obtaining and maintaining physical possession or control of all fully paid or excess margin securities of customers as required by rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors and fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

INDEPENDENT AUDITORS' REPORT ON
INTERNAL ACCOUNTING CONTROL (CONT'D)

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

Courtney, Fink & Forbes, LLP

October 14, 2005

S.C. PARKER & CO., INC. SCHEDULE 1

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

SEPTEMBER 30, 2005

NET CAPITAL

Total Stockholders Equity		$1,855,225
Deductions and/or Charges:		
Nonallowable Assets:		
Cash on Hand	$ 600	
Receivables from Non-Customers	62,220	
Securities not Readily Marketable	27,700	
Property, Furniture and Equipment, net	78,727	
Other Assets	12,504	181,751
		1,673,474
Other Additions and/or Credits:		
Deferred Tax Liability on Security Haircuts		66,776
Net Capital before Haircuts on Security Positions		1,740,250
Haircuts on Securities:		
Trading and Investment Securities		
Exempted Securities	21,135	
Debt Securities	517	
Other Securities	216,730	
Undue Concentration	31,082	
Other - Money Market	3,257	272,721
NET CAPITAL		$1,467,529

AGGREGATE INDEBTEDNESS

Items included in Statement of Financial Condition:	
Payable to Non-Customers	$ 104,420
Accrued Taxes, Expenses and Other Liabilities	43,233
TOTAL AGGREGATE INDEBTEDNESS	$ 147,653

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required (6 2/3% of Total Aggregate Indebtedness)	$ 9,843
Minimum Dollar Net Capital Requirement	$ 250,000
Net Capital Requirement	$ 250,000
Excess Net Capital (Net Capital less Net Capital Requirement)	$1,217,529
Excess Net Capital at 1,000 percent (Net Capital less 10% of Total Aggregate Indebtedness)	$1,452,763
Percent of Aggregate Indebtedness to Net Capital	10.06%